

VIDEC's

India Corporate Travel: Market Sizing & TMC–OTA Benchmarking Study, FY22-FY27

Overview and assessment of Indian corporate travel market opportunity, with an emphasis on the roles of travel management companies (TMCs) and the corporate arms of Indian OTAs.

Written by:
Deepak Jain & Virendra Jain

CAMBON PARTNERS | videc

June 2025



VIDEC's India Corporate Travel: Market Sizing & TMC–OTA Benchmarking Study, FY22-FY27

Written by: Deepak Jain & Virendra Jain

VIDEC Consultants | www.videc.co | +91-932-024-2002
Cambon Partners | www.cambonpartners.com | +33-1-5345-9010



About Cambon Partners

Cambon Partners has the largest team of travel bankers. It provides travel/tech companies with comprehensive advisory services for mergers & acquisitions and corporate finance, including:

- Sellout to a strategic buyer
- Majority and minority stake sales to LBO and growth equity funds
- Venture and growth capital funding
- Debt refinancing and raising of bank of bond financing
- Acquisitions

Cambon Partners intervenes at all stages of the company's lifecycle: Venture, Growth capital, LBO, M&A.

About VIDEC

VIDEC is a boutique research, consulting, and M&A advisory company with a singular domain focus on the global travel, tourism, and hospitality industry.

VIDEC actively helps companies looking to acquire and exit with its commercial due diligence, industry and consumer research, thought leadership, and buy and sell side advisory services. VIDEC has a strategic partnership with the leading global investment banking firm, Cambon Partners.

VIDEC's clients benefit from its founding partners' decades of travel industry experience in consumer and B2B research, business development, education, and media.



Sponsors

VIDEC undertook an independent, rigorous and unbiased, multi-client syndicated research on the India Travel Market, covering air, hotel, alternate accommodations, rail and intercity bus categories with an emphasis on the role of online travel intermediaries.

VIDEC is thankful to its sponsor partners who agreed for the need of such an overarching research and for their sponsorship participation in this multi-client syndicated research study.

cleartrip ixigo yatra



Table of Contents

List of Figures

List of Tables

Key Findings

1. India's total corporate travel market was estimated at US$14.8 billion (₹121,942 crores) in FY24. It is estimated to reach $20.3 billion in FY27, growing at a CAGR of 11.1%, driven by steeper airfares and hotel room rates.

2. While the topline/revenue of publicly-listed companies grew by 1.8x during FY20-FY24, their travel spend grew by 1.3x, suggesting a more judicious stance by companies on corporate spending.

3. High-spending industries such as IT, automobile, and oil & gas significantly scaled back their business travel spend between FY20 and FY24. While IT sector revenue grew 1.4x, its travel spending increased by only 0.7x, highlighting a more conservative approach to corporate travel.

4. India's TMC & corporate OTA market was estimated at $3 billion (₹24,862 crores), claiming a 20.4% share of the total corporate GBV in FY24. Its share is expected to grow to 23% or 4.7 billion (₹38,469 crores) by FY27, growing at a CAGR of 15.7%.

5. The unmanaged corporate travel market, primarily served by offline retail players and corporate travel focused agencies, accounted for nearly 80% of total corporate GBV. The absence of self-booking tools, defined travel policies and compliance support will continue to fuel the growth of this segment, albeit at a slower pace.

6. Corporate air spend was estimated at $8.9 billion (₹73,795 crores), claiming 60% of the total corporate travel spending in FY24. Corporate air GBV accounted for a third of the total India air GBV of $27.5 billion in FY24.

7. Corporate hotel spend stood at $4 billion (₹32,766 crores), accounting for 27% of the total corporate market in FY24. In FY24, the corporate hotel spending was estimated at 27% of the India's total hotel GBV of $14.6 billion.

8. The other ancillary spends, including ground transportation, visa, and F&B et al, was estimated at 13% of the total corporate market in FY24.

9. In FY24, the corporate arms of MakeMyTrip Group and Yatra gained significant market share in the TMC & corporate OTA segment, taking the top two ranks in the segment's packing order. This is in sharp contrast to FY23—where both OTAs did not feature into the top three corporate travel intermediaries in India.

10. As the market leader with two full-service OTA brands, the MakeMyTrip Group leveraged its content, technology, and strong brand recall to lead the corporate travel market in FY24.

11. MakeMyTrip Group's corporate GBV in FY24 was estimated at $557 million, a triple-digit growth compared to the year before. With strong focus on MSME businesses and empowering them with self-booking tools, the Group topped the TMC & corporate OTA segment with a 18.4% market share.

12. Yatra, geared towards large enterprises, leveraged its strong product portfolio and tech to focus on corporate travel market growth. Its laser-sharp focus on enterprise clients remains its unique proposition among Indian OTAs.

13. Yatra's corporate GBV in FY24 was estimated at $506 million, up 82% from $278 million in FY23. Riding on this robust growth, its share in TMC & corporate OTA segment rose from 11.6% to 16.8%.

14. TMCs like Amex GBT, FCM Travel & Thomas Cook lost market share in FY24 due to focus on large and enterprise clients with a certain minimum spend threshold. A cautious outlook toward travel spending among larger firms impacted the market share of these legacy TMC brands.
15. India's total travel market was projected at US$56.3 billion (₹464,954 crores) in FY24 and is expected to reach $78.4 billion by FY27, growing at a CAGR of 11.7%.
16. The total travel market grew by 18.1% on a year-on-year basis in Rupee terms. Currency depreciation of Indian Rupee is masking the actual growth story when expressed in US dollar terms.
17. India's total online travel market was projected at $22.8 billion (₹188,254 crores) in FY24. It is estimated to reach $36.3 billion by FY27, due to growing internet penetration, disposable incomes, and rising consumer aspirations.
18. India OTA GBV was estimated at $14.5 billion (₹120,034 crores) in FY24. The OTA channel captured 64% of the total online market, with air and hotel categories emerging as the dominant categories driving their online travel bookings.
19. The India OTA channel is expected at $23.6 billion in FY27, accounting for 30% of the total travel market by FY27. This underlines vast untapped potential for OTAs despite sizable growth.
20. Barring rail, OTAs dominated all travel categories in FY24. The air category accounted for 59% of the total OTA GBV, leading the OTA GBV due to mass adoption and the first-mover advantage. The hotel category followed with 24% share.

Please refer to the recently launched VIDEC's India Travel Market Opportunity Study, FY22-FY27, for a detailed analysis of the sizing of the Indian travel market. Click here to download the report.



Market Overview

Even as the global leisure travel market stages a full recovery, the corporate travel market continues to play catch-up after the pandemic put the brakes on its growth momentum. Key markets, such as the USA and Europe, are facing challenges.

The Middle East stands out as an outlier, with Saudi Arabia and the UAE driving momentum through large-scale infrastructure investments that are fueling business activity and boosting business travel demand. Despite some bright spots, corporate spending has not yet crossed the pre-pandemic levels, indicating they are yet to recover fully.

On the corporate front, organizations globally are largely combating growing revenue pressures, shrinking profit margins, and workforce-related challenges while embracing sustainable and green business practices. As a result, more organizations are leveraging collaboration tools to substitute in-person meetings, rationalizing travel costs and lowering their carbon footprint.

Businesses are becoming increasingly selective about corporate travel, restricting travel for business development or sales enablement. Plus, ongoing global economic uncertainties, trade and tariff wars, conflicts, and the growing acceptance of remote and hybrid workplace ecosystems have cumulatively created headwinds for the corporate travel market.

India's Corporate Growth Story Remains Intact

Despite a challenging global economic outlook and steeper financing costs, India's corporate travel market has staged a full recovery to the pre-pandemic levels. Structural economic resilience, a stable political climate, and a sharp policy focus on creating a favorable business ecosystem have led this recovery.

India's healthy GDP growth, robust capital expenditure, and retail consumption, coupled with strong capital markets and an unprecedented uptick in Initial Public Offerings (IPOs), have created a favorable environment for corporate growth.



Figure 1: India Macroeconomic Performance


GDP, current prices ($Tn)
GDP per capita, current prices* ($)
400
400
1,400
2,100
2,700
2,900
3,200
3,500
0.3
0.5
1.7
2.8
3.9
4.3
4.7
5.2
1990
2000
2010
2019
2024P
2025P
2026P
2027P
Annual real GDP growth (%)
3.9%
-5.8%
9.7%
7.0%
8.2%
7.0%
6.5%
6.5%
6.5%
2019
2020
2021
2022
2023
2024P
2025P
2026P
2027P

*rounded to hundreds for ease of visualization.
Source: IMF World Economic Outlook October 2024, VIDEC's India Travel Market Opportunity Study, FY22-FY27

In 2024, Indian companies raised over US$48 billion (₹400,000 crores) through equity instruments, a surge driven by a notable rise in IPOs, Qualified Institutional Placements (QIPs), and rights issues. Meanwhile, IPO contributions went up by 3x in 2024 to $16 billion (₹159,784 crores), as compared to the previous year[1].

There is also a renewed wave of mergers and acquisitions (M&A), especially in sectors like pharmaceuticals, manufacturing, and renewable energy. In fact, M&As have grown at a compound annual growth rate (CAGR) of 7.1% from 2014 to 2024. In February 2025 alone, India recorded 226 M&A and private equity deals worth $7.2 billion[2].

In the past years, notable domestic and international M&As like Disney-Reliance Entertainment, Bharti Airtel-the BT Group and Adani Group-NDTV attest to a vibrant business landscape, strong confidence in the domestic economic climate and growing global interest in the Indian markets. These factors are impacting corporate travel positively.

A Large-scale Policy Push

Policies like Make in India, Startup India, Digital India, Production-linked incentive (PLI) scheme, Mudra Yojana, and Atmanirbhar (Self-reliant) Bharat have boosted domestic production, promoted entrepreneurship, and enabled local businesses, especially Micro, Small and Medium Enterprises (MSMEs) that are fast emerging as an attractive catchment area for OTAs.

Policy reforms like Ease of Doing Business, Goods and Services (GST) Tax, and foreign direct investment (FDI) have helped simplify labor and tax laws, reduce tax compliance burden, and attract foreign investments. All this and more have helped the Indian corporate market brace global economic headwinds and diversify, synergizing growth even as global growth prospects remain tepid.

1. https://www.fortuneindia.com/investing/indias-ipo-boom-2-lakh-crore-fundraising-expected-in-2025/119918
2. https://economictimes.indiatimes.com/news/company/corporate-trends/india-sees-record-deal-activity-in-february-at-usd-7-2-bn/articleshow/119031899.cms?from=mdr

Trends and Challenges in Corporate Travel in India

As companies scrutinize travel spending more intensely, justifying the return on investments (ROI) has led to a more selective approach to corporate travel. Higher airfares and hotel room rates, and the lack of adequate branded hotel supply are visible bottlenecks. The fast-growing alternate accommodations segment—including serviced apartments tailored for corporate travelers—is bridging supply gaps by providing greater choice at more competitive price points. This blend of affordability and flexibility is a key driver behind the category's projected growth at thrice the pace of the total travel market.

Compliance and taxation-related challenges, particularly TDS complexities and invoicing hurdles, pose difficulties for firms operating across multiple geographies. On the technology front, many MSMEs still rely on disparate tools and manual processes, delaying the adoption of unified digital solutions.

However, OTAs and TMCs are actively addressing fragmentation across booking, expense management, and traveler support platforms. By enabling businesses to shift toward self-booking tools instead of maintaining traditional travel desks, they help reduce travel management costs. These platforms also enhance the corporate travel experience with greater employee personalization, dedicated cloud support, and integrated travel and expense reporting, ensuring seamless invoicing and GST reconciliation.

As OTAs and TMCs increasingly leverage AI and data analytics for dynamic pricing and predictive travel planning, they will deepen personalization and accelerate the adoption of AI-driven mobile-first solutions. Consequently, unified, all-in-one self-booking platforms are set to gain wider traction in the future, reshaping corporate travel management.



India Total Travel Market

India's total travel market was valued at US$56.3 billion (₹464,954 crores) in FY24. Growing at a CAGR of 11.7%, it is estimated to cross $78.4 billion by FY27.

Figure 2: India Total Travel Market (US$Bn), FY22-FY27


26.2
49.2
56.3
63.1
70.5
78.4

	FY22	FY23	FY24	FY25P	FY26P	FY27P
Rupee Crores	195,314	393,660	464,954	521,472	582,516	647,660
YoY (₹ terms)	108%	102%	18.1%	CAGR, FY24-FY27—11.7%		

Total travel market includes all domestic and international air, domestic, inbound and outbound hotel, rail and intercity bus. FY25-FY27 projected; with select projections for FY24. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27



India's total air market was estimated at $27.5 billion (₹226,981 crores) in FY24. It is projected to reach $40.4 billion in FY27, growing at a CAGR of 13.7%, driven by a robust demand-side growth in domestic and international air segments. This growth is considerable given short-term and long-term supply-side constraints like route disruptions and a slower-than-expected supply of new aircraft.

India's total lodging market stood at $16.4 billion (₹134,625 crores) in FY24. Growing at the back of higher consumption of luxury & experiential products and services, it is projected to climb to $23.8 billion by FY27. India hotel GBV was projected at $14.6 billion at 89% market share of the total lodging market. Meanwhile, the alternate accommodation category's share stood at 11%, which is expected to rise to 18% of the total lodging market in FY27 as it fills existing supply gaps and caters to a younger demography.

Figure 3: India Total Travel Market ($Bn), Share by Categories, FY24 & FY27


Total Travel Market ($Bn)
$1.8Bn
$14.6Bn
$5.7Bn
$8.5Bn
$27.5Bn
Total travel market $56.3Bn
$4.2Bn
$19.6Bn
$7.2Bn
$11.1Bn
$40.4Bn
Total travel market $78.4Bn
FY24
FY27P
Air
Rail
Intercity Bus
Hotel
AltAcco
Lodging Market ($Bn)
$16.4Bn
$1.8Bn (11%)
$14.6Bn (89%)
$23.8Bn
$4.2Bn (18%)
$19.6Bn (82%)
FY24
FY27P
Hotel
Alternate Accommodation
Ground Transportation Market ($Bn)
$14.2Bn
$5.7Bn (40%)
$8.5Bn (60%)
$18.3Bn
$7.2Bn (39%)
$11.1Bn (61%)
FY24
FY27
Rail
Intercity Bus

Total travel market includes all domestic and international air, domestic, inbound and outbound hotel, rail and intercity bus. Total alternate accommodation market includes bookings made by rental travelers for alternate accommodations such as homes, villas, bungalow, apartments, shared spaces/rooms, et al. in India. FY25-FY27 projected; with select projections for FY24. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

On the ground transportation front, rail remains India's connectivity lifeline, transporting billions of people across its mammoth network. India rail GBV accounted for $8.5 billion (₹70,368) crores in FY24. It is projected at $11.1 billion in FY27, growing at a CAGR of 9.3% due to an ongoing vertical shift of passengers from non-reserved to reserved class and non-AC to AC classes.

A massive push to augment road infrastructure is energizing the intercity bus market—which completes the last-mile connectivity puzzle. The intercity bus GBV reached $5.7 billion (₹47,443 crores) in FY24, with projections indicating growth to $7.2 billion by FY27, at a CAGR of 8%. This expansion is driven by a strong emphasis on physical infrastructure, alongside advancements in new-age EV and hydrogen-operated buses and the development of EV charging networks.

Domestic Air Market

India's domestic air GBV was projected at $10.6 billion (₹87,833 crores) in FY24. It is forecasted to grow to $15.1 billion in FY27 due to strong demand-side growth, increased airline connectivity, and improved airport infrastructure.

Led by the OTAs, the domestic air segment has one of the highest online penetration among travel categories. As a result, the OTA channel claimed a mammoth 81% share of the domestic online air market in FY24. The online-direct channel—airline.com and mobile app—contributed to the remainder 19% share. The direct channel's share is expected to grow as airlines make concerted efforts to attract and retain customers through personalized offerings, loyalty programs, and ancillary benefits.

Figure 4: India Domestic Air Market ($Bn), Share by Channel, FY22-FY27


Offline
Airline.com/app
OTA
Online penetration
66%
68%
70%
71%
72%
73%
5.6
9.8
10.6
12.0
13.5
15.1
1.9
0.7
3.0
3.2
1.3
5.3
3.2
1.4
6.0
3.5
1.6
6.9
3.8
1.9
7.9
4.0
2.2
8.9
FY22
FY23
FY24
FY25P
FY26P
FY27P

Share in Online Domestic Air Market	FY22	FY23	FY24	FY25P	FY26P	FY27P
OTA	81%	81%	81%	81%	80%	80%
Airline.com/app	19%	19%	19%	19%	20%	20%

Total air market includes passenger revenues of all local and international carriers operating to/from India. FY25-FY27 projected, with select projections for FY24. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

International Air Market

India's international air market was estimated at $16.9 billion (₹139,148 crores) in FY24 and is expected to rise to $25.3 billion by FY27. Corporate traveler's preferences—including loyalty programs, reliable support in case of disruptions, and robust duty of care—coupled with growing focus on carbon offsetting and sustainability goals, significantly shape international air booking behavior. These evolving expectations often necessitate the hand-holding and reassurance provided by experienced travel professionals. Ergo, the offline channel continues to command the lion's share of the international air market, even as online channels continue to make inroads, especially in the short-haul or P2P sectors.

Figure 5: India International Air Market ($Bn), Share by Channel (%), FY22-FY26


21.3%
20.4%
21.5%
22.9%
24.2%
25.6%
Offline
Airline.com/app
OTA
Online penetration
4.9
3.9
0.4
0.7
13.9
11.1
0.9
2.0
16.9
13.2
1.1
2.5
19.5
15.1
1.3
3.1
22.4
17.0
1.6
3.8
25.3
18.8
1.9
4.6

Share in Online Int'l Air Market	FY22	FY23	FY24	FY25P	FY26P	FY27P
OTA	64%	69%	70%	70%	71%	71%
Airline.com/app	36%	31%	30%	30%	29%	29%

Total air market includes passenger revenues of all local and international carriers operating to/from India. FY25-FY27 projected, with select projections for FY24. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

Lodging Market

India's total lodging market was valued at $16.4 billion (₹134,625 crores) in FY24, with domestic & inbound hotel segment contributing to $12.5 billion (₹103,366 crores) in GBV. Chain hotels accounted for a substantial 28% of the domestic hotel GBV at $3.5 billion, despite only a 9% share of the total room supply. As chain hotels command higher ADRs and occupancy rates, their share of the GBV could grow further in the future. Independent hotels, with a GBV of $8.3 billion, claimed 66% share, and budget aggregators' contributing to the remainder 6% share.

On the supply side, India's total hotel room inventory was estimated at 2.1 million keys in FY24. Independent hotels accounted for a whopping 82% of the total supply, at 1.7 million room keys, underlining the immense market fragmentation. Even as the hotel market undergoes standardization in terms of products and services, branded hotel supply remains a challenge, especially for corporate travelers. Hotel supply remains heavily dominated by independents, barring metro cities and key tier-2 cities. On the contrary, chain hotels made up for approximately 182,000 keys in FY24, at a lowly 9% of the total supply. Budget aggregators were estimated to account for 10% of the total room supply, with 200,000 rooms.

Figure 6: India Hotel Room Supply (Mn) and Hotel GBV ($Bn), Share by Supply Type (%), FY24


Room Supply by Supply Type ('000)
200k
10%
182k
9%
Total keys
2.1Mn
1,697k
82%
Chain hotels
Independent hotels
Budget aggregators
Hotel GBV* by Supply Type ($Bn)
$0.8Bn
6%
$3.5Bn
28%
Total hotel GBV*
$12.5 Bn
$8.3Bn
66%
Chain hotels
Independent hotels
Budget aggregators

Chain hotels: Hotels owned and/or operated by a company having multiple properties under a common brand name (e.g., Taj Hotels, ITC Hotels, Marriott, Accor etc.). Independent hotels: Hotels operating independently; not part of a chain. Budget aggregators: Hotel suppliers/aggregators that operate budget hotels under a common brand name (e.g., OYO, Fab Hotels, Treebo etc.).
*Hotel GBV includes bookings made on hotel supply located in India by domestic and inbound visitors. FY25-FY27 projected, with select projections for FY24. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27



Alternate Accommodation Market

Rising hotel room costs, limited branded supply, and the ability to accommodate larger groups while hosting team meetings at a fraction of the cost are driving corporate interest in the alternate accommodation segment. Additionally, easy availability and improving standardization are further positioning this category as an attractive proposition for business travelers.

VIDEC had sized the alternate accommodation market for the first time in its recently released VIDEC's India Travel Market Opportunity Study, FY22-FY27. The alternate accommodation market is a new travel category that is filling in the supply gaps created by the lack of adequate chain and independent hotels, increased appetite and demand for unique and experiential products, and pricing factors. For the uninitiated, alternate accommodation can range from entire homes, rooms in homes and apartments, villas, and treehouses, and B&Bs. It remains a highly fragmented lodging category.

The total alternate accommodation market was valued at $1.8 billion (₹14,463 crores) in FY24. It is projected to reach $4.2 billion in FY27, growing at a CAGR of 34.1%, the fastest growth among all travel categories.

Figure 7: India Alternate Accommodation Market: # of Listings, Demand (Mn) & Market Size ($Bn), FY24 vs. FY27


Unique listings
CAGR: 17.8%
129,500
211,700
FY24
FY27P
Rented unit nights (Mn)
CAGR: 19.5%
26.8
45.8
FY24
FY27P
GBV ($Bn)
CAGR: 34.1%
1.8
4.2
FY24
FY27P

Total alternate accommodation market includes bookings made by rental travelers for alternate accommodations such as homes, villas, bungalow, apartments, shared spaces/rooms, et al. in India. FY27 projected. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

Online Travel Market

India's online travel market was estimated at $22.8 billion (₹188,254 crores) in FY24 and is projected at $36.3 billion in FY27. The OTA channel claimed a 64% share of the online travel market, firmly establishing itself as the preferred means of online travel purchase. Contrastingly, the supplier-direct channel accounted for a 36% share of the online market and is estimated to grow at a CAGR of 15.5% between FY24 and FY27.

India's digital adoption continues to reshape the travel industry, with increasing internet access, smartphone usage, and rising disposable incomes driving online penetration to 40% in FY24, expected to reach 46% by FY27. This shift is also influencing corporate travel distribution.

Despite this growth, offline remains a dominant distribution channel, accounting for more than half of the total travel market, with an even greater share in corporate travel, where offline players manage the majority of bookings.

Online penetration, however, varies significantly across travel segments. Simpler, lower-cost categories have seen deeper digital adoption, whereas categories with fragmented supply remain largely underpenetrated, reflecting structural challenges in the market.

Figure 8: India Online Market as a Share of Total Market by Category (%), FY22-FY27


80%
81%
83%
84%
86%
87%
66%
68%
70%
71%
72%
74%
42%
40%
40%
43%
45%
46%
25%
23%
17%
21%
26%
29%
20%
21%
28%
33%
21%
24%
31%
35%
23%
27%
33%
37%
24%
30%
35%
39%
32%
26%
FY22
FY23
FY24
FY25P
FY26P
FY27P
Domestic Air
International Air
Hotel
Rail*
Intercity Bus
Alternate Accommodation
Total Market

*Rail online penetration is represented as share of IRCTC GBV from internet ticketing in reserved class GBV of Indian Railways. Total travel market includes all domestic and international air, domestic, inbound and outbound hotel, rail and intercity bus. FY25-FY27 projected; with select projections for FY24. Total may not add up due to rounding. Refer methodology for more details.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

Fueled by a robust, state-backed supplier-direct digital channel (IRCTC), rail achieved the highest online penetration among all travel categories at 83% in FY24. In the domestic air segment, online penetration reached 70%, driven by OTAs, mass adoption, simpler products, and competitive pricing. However, fragmented supply constrained online adoption in lodging—hotels recorded 28% online penetration, while alternate accommodations fared slightly better at 33%. The intercity bus travel market remained highly underpenetrated at 24%, hampered by fragmented supply and challenges faced by State Road Transport Corporations (SRTCs).

In stark contrast to the domestic sector, online penetration was lowest in international air travel, standing at 21% in FY24. Visa facilitation requirements, often in short timelines, especially to markets like Europe and the USA with stricter visa scrutiny and higher rejections, along with higher fares are favoring offline distribution, limiting digital adoption in the segment.

From a demand perspective, consumer behavior has undergone a massive shift with the widespread adoption of smartphones and digital payment systems. Leisure travelers are adept at using self-booking tools and online platforms, which has created an opportunity for OTAs to establish a foothold in the corporate travel market by leveraging their tech prowess and brand recall. The shift in consumer behavior has enabled the rise of corporate arms of OTAs, which is been in the making for more than a decade, but accelerated in the post-pandemic business landscape.

In a fiercely competitive and capital-intensive OTA landscape—where discounting is key to acquiring price-sensitive leisure customers—corporate clients stand out for their long-term value and higher stickiness. This alignment of evolving demand and OTA capabilities is catalyzing growth in corporate travel, even as OTAs continue to steer overall market digitization.



India Corporate Travel Opportunity

India's stable and resilient macroeconomic landscape has enabled the corporate travel market to recover beyond the pre-pandemic levels, while also laying the groundwork for sustained future growth. Despite global headwinds—ranging from trade and tariff uncertainties to supply chain disruptions, sovereign debt pressures, and de-globalization—India continues to outpace its peers as the world's fastest-growing emerging economy.

An unprecedented boom in capital expenditure, record fundraising through IPOs, and steady FDI inflows have enabled businesses to raise funds and expand operations. Government's regulatory support with schemes like the Fund of Funds for Startups (FFS) and ONDC (Open Network for Digital Commerce) are nurturing the startup ecosystem.

A world-class digital public infrastructure has catalysed innovation and market disruption in multiple industry verticals. Startups in key sectors, such as AI, deep tech, EV, and SaaS, are driving cost-effective innovation. These changes have helped create more than 100,000 startups and 118 unicorns; India now has the third-largest number of startups globally after the USA and China[3].

Figure 9: India Total Corporate Travel Market (US$Bn), FY20-FY27


Corporate travel market ($Bn)
13.4
5.0
7.4
12.8
14.8
16.3
18.1
20.3
FY20
FY21
FY22
FY23
FY24
FY25
FY26
FY27

	FY20	FY21	FY22	FY23	FY24	FY25	FY26	FY27
Rupee Crores	95,266	37,121	54,929	102,132	121,942	134,559	149,678	167,271
YoY (₹ terms)	-	-61.0%	48.0%	85.9%	19.4%	CAGR, FY24-FY27: 11.1%		

Total corporate travel market constitutes business travel spend of ~5,000 publicly listed companies and around 250k private entities (companies, LLPs and firms). Travel spend refers to all expenses incurred by a company for the purposes of business travel including air, lodging, ground transport (bus, rail, transfers), and other costs related to business travel; reported as traveling and conveyance expenses in earnings reports. **Annual change in US Dollar terms is muted due to depreciation of Indian Rupee. Total may not add up due to rounding. Refer methodology for more details.
Source: India Travel Market Opportunity, FY22-FY27

Micro, Small, and Medium Enterprises (MSMEs), along with large enterprises, are playing a pivotal role in driving India's corporate travel market, which was valued at US$ 14.8 billion (₹121,942 crores) in FY24. With a projected CAGR of 11.1%, the market is expected to reach $20.3 billion (₹167,271 crores) by FY27. Its full recovery to pre-pandemic levels by FY24 underscores India's economic resilience and a favorable business climate.

3. https://www.pib.gov.in/PressReleasePage.aspx?PRID=2093125

VIDEC's India Corporate Travel Market Report, FY22-FY27, analysed the travel spend of the top 500 companies listed on the NSE, which collectively account for around 90% of the revenue among publicly listed firms—offering a robust basis for estimating corporate travel trends in the listed sector. It also examined a broader base of approximately 250,000 private companies, each reporting a minimum profit before tax of $30,000 (₹2.5 million) in their FY24 income tax returns, representing the primary target pool for India's corporate travel market. VIDEC's corporate travel market sizing is conservative by design, as it consciously excludes the non-profitable companies as well as the broader Indian long-tail.

In FY24, the travel spend of publicly listed companies reached $6.3 billion (₹52,044 crores), representing a 7% increase over $5.9 billion (₹46,822 crores) in FY23. However, while their topline expanded 1.8x between FY20 and FY24, travel expenditure rose only 1.3x—indicating a measured and cautious approach to travel spending despite robust revenue growth.

Private companies' travel spend was estimated at $8.5 billion (₹69,898 crores) in FY24, marking a 24% year-on-year increase from $6.9 billion (₹55,310 crores) in FY23. In surpassing pre-pandemic levels, this recovery underscores robust corporate activity. Their aggregated profit before tax nearly doubled—rising 78% from FY20—indicating strong topline growth. However, much like public-listed firms, the business travel spend has grown at a relatively slower pace, trailing revenue expansion. Despite this, private enterprises led the corporate travel market, accounting for 57% of total GBV in FY24.

What's Driving Growth

Despite conservative travel spending by public and private firms, higher airfares and hotel rates continue to fuel corporate travel expenditure. As outlined previously, India's total air market has expanded significantly—up 20% in FY24 compared to FY23, and 50% higher than FY20. This growth, despite supply-side constraints, has contributed to overall corporate travel market expansion. Similarly, India's total hotel GBV rose 21% in FY24 compared to FY23, and 30% higher than FY20, largely due to significantly higher ADRs and occupancy rates among branded hotels.


Terminal B

Segmentation by Product

In FY24, the corporate travel market totalled $14.8 billion, with air category leading at $8.9 billion, accounting for 60% of total corporate market—driving growth primarily through value rather than volume. The hotel segment followed, contributing 27% of total GBV, projected at $4 billion. Ground transportation and ancillary services—including F&B, insurance, and visa processing—made up the remaining $1.9 billion, representing 13% of corporate GBV.

Corporate air spend accounted for 33% of India's total air GBV, suggesting further headroom for growth. Similarly, corporate hotel bookings represented 27% of total hotel GBV, highlighting ample room for expansion. Among corporate travelers—particularly in metro cities—there is a rising shift toward serviced apartments and other alternate accommodation options, fueled by factors such as competitive pricing, convenience, extended stays, greater product variety, and the ability to host larger groups. This growing preference reflects evolving business travel needs and the pursuit of greater value and flexibility.

Alternate accommodations offer a refreshing alternative to traditional hotels, providing a home-like environment, functional kitchens, spacious layouts, and convenient food delivery options. Their versatility makes them ideal for team meetings and corporate gatherings, further driving adoption among business travelers. With these advantages fueling demand, the segment is positioned for strong future growth.

Figure 10: India Total Corporate Travel Market ($Bn), Share by Category (%), FY24


Corporate Travel Market, FY24
$14.8 Bn
Air
8.9
60%
Hotel
4.0
27%
Others*
1.9
13%
Total Air Market, FY24
$27.5 Bn
Leisure & others
67%
Corporate
33%
Total Hotel Market, FY24
$14.6 Bn
Corporate
27%
Leisure & others
73%

Total corporate travel market constitutes business travel spend of ~5,000 publicly listed companies and around 250k private entities (companies, LLPs and firms).
*Others include ground transport (bus, rail, transfers) and other costs related to business travel. Total may not add up due to rounding. Refer methodology for more details.
Source: India Travel Market Opportunity, FY22-FY27

TMC & Corporate OTA Market

Access to credit remains a key factor for organizations, particularly MSMEs, shaping their preference for retail and B2C OTA channels when booking their business travel (unmanaged corporate travel). However, evolving leisure travel booking behaviors and the rise of corporate self-booking tools (SBTs) are reshaping business travel dynamics. Increasingly, corporate travelers are embracing SBTs to scour convenient options and competitive deals online. This growing adoption of SBTs is driving the integration of the traditionally unmanaged business travel segment—marked by frequent shifts between booking channels and price-sensitive purchases—into the structured framework of managed travel.

Figure 11: India TMC & Corporate OTA Market ($Bn), FY22-FY27


TMC/Corporate OTA market ($Bn)
Share in total corporate travel market (%)
12.9%
19.2%
20.4%
21.6%
22.4%
23.0%
1.0
2.5
3.0
3.5
4.1
4.7
FY22
FY23
FY24
FY25
FY26
FY27

	FY22	FY23	FY24	FY25	FY26	FY27
Rupee Crores	7,084	19,624	24,862	29,089	33,597	38,469
YoY (₹ terms)	-	177%	26.7%	CAGR, FY24-FY27: 15.7%		

Total corporate travel market constitutes business travel spend of ~5,000 publicly listed companies and around 250k private entities (companies, LLPs and firms). *Refers to the portion of corporate travel demand that is governed by managed travel policy; comprises of global and local travel management companies (TMCs) such as Amex GBT, FCM Travel, CWT, BCD Travel, etc. and the corporate travel businesses of online travel agencies (OTAs) such as MakeMyTrip Group, Yatra, Cleartrip, Thomas Cook, etc.
Source: India Travel Market Opportunity, FY22-FY27

The shift toward the managed and/or SBT-supported model is accelerating, driven by convenience, cloud-based customer support, streamlined compliance, and robust expense reporting—including GST reconciliation. New-age startups, deeply embedded in the tech ecosystem, are more inclined to using no-frills, tech-based online solutions for a hassle-free experience, creating new growth avenues for business travel. Businesses benefit from self-booking tools, predefined spend caps, and real-time access to expense reports and GST filings, leveraging these capabilities to enhance compliance, reporting and audits.

The TMC & corporate OTA segment accounted for 20.4% of total corporate GBV in FY24, totaling $3 billion (₹24,862 crores). By FY27, its share is expected to increase to 23%, reaching $4.7 billion, driven by a 15.7% CAGR, supported by both demand- and supply-side expansion. Despite this growth, the largely untapped market presents significant opportunities for TMCs and OTAs to scale further.

TMC & Corporate OTA Benchmarking

Corporate arms of Indian OTAs led the market in FY24, with the MakeMyTrip Group capturing 18.4% of total TMC & corporate OTA GBV at $557 million. The Group recorded significant triple-digit growth from its FY23 estimate of $263 million, driven by its strategic focus on MSMEs. Its seamless onboarding, strong brand recall, and all-in-one platform have reinforced its position as a preferred choice for MSMEs in the managed corporate travel segment.

The MMT Group's corporate platforms, MyBiz and Quest2Travel, have registered sizable growth. According to the group's latest disclosures, MyBiz's corporate customer count exceeds 64,000, while Quest2Travel services over 507 large corporates. International business across flights and accommodation, especially the international air-ticketing business, has grown faster than the market.

Yatra secured the second-largest market share in the TMC & corporate OTA segment, accounting for 16.8% of total GBV at $506 million, driven by its strong focus on enterprise clients. Its corporate GBV nearly doubled, expanding its market share by 5.2% from FY23.

Yatra's growth comes at the back of its robust and high-margin MICE business, corporate travel, and the inorganic contribution from the Globe Travels acquisition. Yatra's focus on the corporate travel market has helped negate the margin pressures of the B2C air ticketing segment, delivering growth as it eyes greater supplier consolidation, technology adoption, and more cross-selling opportunities.

Figure 12: India TMC & Corporate OTA Market ($Mn), Share by Top TMCs/OTAs (%), FY23 & FY24


FY23
$2.4 Bn
Amex GBT $388Mn 16.2%
FCM Travel $340Mn 14.2%
CWT $292Mn 12.2%
Yatra $278Mn 11.6%
MakeMyTrip Group $263Mn 11%
Thomas Cook $250Mn 10.4%
BCD Travel $146Mn 6.1%
Others* $439Mn 18.3%
FY24
$3.0 Bn
MakeMyTrip Group $557Mn 18.4%
Yatra $506Mn 16.8%
Amex GBT $400Mn 13.2%
FCM Travel $344Mn 11.4%
CWT India $283Mn 9.4%
Thomas Cook $260Mn 8.6%
BCD Travel $142Mn 4.7%
Others* $528Mn 17.5%

Total corporate travel market constitutes business travel spend of ~5,000 publicly listed companies and around 250k private entities (companies, LLPs and firms). *Refers to the portion of corporate travel demand that is governed by managed travel policy. *Others include local TMCs such as Riya Travels, International Travel House, Uniglobe, JV Travels and corporate businesses of OTAs such as Cleartrip, EaseMyTrip, et al.
Source: Company earnings, India Travel Market Opportunity, FY22-FY27

Even as TMCs remain major players globally, Indian OTAs are emerging as the natural choice for Indian corporate travelers due to their no-frills onboarding processes, strong brand recall and lower spend cap thresholds. This has specifically attracted new-age Indian startups, lending a visible momentum to Indian OTAs' corporate arms.

American Express Global Business Travel (Amex GBT) accounted for 13.2% of total TMC & corporate OTA GBV at $400 million in FY24. It's share in the segment declined marginally from FY23, owed to a softer demand among large enterprises and MNCs. Similarly, FCM Travel's share stood at 11.4%, totaling $344 million in GBV, with its market share reflecting the changes in corporate travel priorities. With an omni-channel network and sweeping service offerings, Thomas Cook is also one of the key TMCs servicing the Indian corporate market. The long-tail of local and global intermediaries—including Akbar Travels, International Travel House, JV Travels, Riya Travels, Uniglobe, et al—along with the corporate arms of OTAs like Cleartrip and EaseMyTrip, collectively represented 17.5% of TMC & corporate OTA segment at $528 million, marginally loosing share compared to FY23.

These trends mark a notable shift from FY23, when foreign TMCs dominated the TMC & corporate OTA landscape. Their emphasis on clients meeting minimum travel spend thresholds left the MSME market open, enabling OTAs to expand their foothold. As large businesses took a more cautious approach to travel spending, foreign TMCs saw shifts in market share, creating opportunities for OTAs to expand their presence.

Mergers and Acquisitions: A Dynamic Landscape

Leading OTAs and TMCs have strategically pursued M&As to strengthen their technology capabilities, expand market reach, and consolidate growth by onboarding new clients. The acquisitions enable businesses to bridge gaps in automation, advanced data analytics, particularly across business, retail, and leisure travel spending, while driving the development of all-in-one solutions. Despite their deep domain expertise, the lack of an all-in-one solution that integrates all aspects of travel into one platform is a consumer pain point and a growth opportunity that businesses must capitalize on.

MakeMyTrip Group, India's OTA market leader, made a slew of acquisitions to reinforce its position in the managed travel space. It acquired Happay in 2024 to strengthen its expense management capabilities. Additionally, as part of a phased acquisition strategy, the group secured Quest2Travel in 2019 to boost its standing as an all-in-one corporate travel platform. The Group strengthened its ground transportation offerings with the acquisition of Savaari Car Rentals in 2023, while further enhancing its fintech capabilities and hotel tech SaaS solutions through the acquisitions of BookMyForex and Simplotel in 2022.



Yatra strengthened its market presence by acquiring Globe All India Services Limited (Globe Travels) in 2024, expanding its client base and establishing a foothold in the meetings, incentives, corporate, and events (MICE) segment. Additionally, it completed the acquisition of Air Travel Bureau (ATB) in 2020, further consolidating its position in the corporate travel space.

While EaseMyTrip's core focus has been in the B2C space, the OTA has strategically expanded its portfolio through numerous small-ticket acquisitions. These include Big Charter (charter aviation, 2025), Rollins International (wellness, 2024), ETrav Tech (travel tech, 2024), Nutana Aviation (private jets, 2022), and YoloBus (intercity bus, 2021)—broadening its offerings across multiple travel services.

In 2024, Amex GBT acquired CWT, bolstering its brand portfolio, eyeing greater choices and value for customers and suppliers. Earlier, in 2021, it strengthened its corporate travel management portfolio by acquiring Egencia (from Expedia) and Ovation Travel Group, enhancing its visibility in the high-touch corporate travel segment.

Aside from the existing competition, several cash-rich global players are increasingly eyeing a stake in the Indian market, intensifying the race to acquire and sustain market share. For instance: Spotnana's direct API integration with Cleartrip has created a powerful partnership, heating the race to acquire a foothold in the Indian corporate travel market. This partnership will enable multi-source booking support, negotiated fares, self-service cancellations, and GST-compliant invoicing, among others. Corporate customers also stand to benefit from broader domestic coverage, simplified compliance, and improved user experience, enabling greater flexibility and cost efficiency. This partnership may evolve to cater to hotel, rail, and car rental segments in the future, further enhancing local content and offerings.

Navan (formerly TripActions), too, is targeting mid-market and enterprise clients, including tech firms, ITES, pharmaceuticals, and manufacturing firms, and focusing on localised product development. Navan has partnered with Indian TMCs, expense management platforms, and HRMS/ERP providers to deliver seamless expense reporting, policy compliance, and travel booking experiences. Its global tech DNA, AI-first user interface and integrated travel and expense platform are likely to position it as a formidable player.

Dubai-based travel startup Tumodo is also gearing up for the Indian market after firmly establishing itself in the Middle East and North Africa (MENA) region. Its unique value propositions include offering corporate travelers significant cost savings on flights, hotels, and transfers via AI-driven optimization, an all-in-one automated platform, transparent, per-use pricing, and round-the-clock support and concierge services.

Another key player in the MENA region, WegoPro, a Travel-as-a-Service (TaaS) platform, is equally keen on carving a niche in the Indian corporate market. WegoPro's strength lies in its mobile-first, AI-powered and integrated platform, which is a strong suite of India's digitally evolving corporate travelers, creating a growth opportunity. WegoPro offers deep AI-driven personalization, integrated expense management capabilities, add-on connectivity services, and scalable and TaaS pricing. All these features are likely to resonate with tech-savvy and aware Indian travelers.

Most of the deal information is sourced from TheBank.Travel, an industry first pro-bono initiative by Cambon Partners in collaboration with VIDEC Consultants, to offer rich insights on funding; and on multiples, deal size and deal activity by country and categories in the global travel M&A.

Conclusion

India's corporate travel market is at an inflection point, undergoing profound transformation, driven by changing consumer behavior and the rise of digital-first startups across diverse sectors. These firms cater to a highly aspirational, internet-savvy population, and as MSMEs achieve critical mass, growing travel complexities will likely drive them to formalize their travel management, creating a strategic opportunity for TMC/OTAs.

On the technology front, Indian OTAs are increasingly leveraging Gen AI, and deep tech to automate corporate travel management, delivering a seamless user experience for businesses. As they evolve into all-in-one travel platforms, their ability to navigate uncertainties and pressures within leisure travel will position them as a compelling choice for corporate clients seeking a sustainable and scalable travel solution.

While corporate travel volumes have not risen in proportion to revenue growth for both public and private firms, higher ticket fares and hotel room rates continue to drive corporate travel spending. However, key challenges persist. Businesses are prioritizing sustainability and green practices, tightening scrutiny on travel expenses, and increasingly leveraging technology to replace in-person meetings—all factors that may impact corporate spend. Additionally, the seller's market in the hotel and airline categories favors operators, while limiting corporate spending flexibility, creating further constraints on travel budgets.

Achieving sustained growth will require innovative strategies, including educating businesses on the importance of compliance management and the risks associated with overlooking it. TMCs must also reinforce their sustainability message by promoting direct flights and carbon offset programs, aligning with evolving corporate priorities. Additionally, a stronger focus on guidance and knowledge sharing to enhance the business travel experience should become a priority.

The intrinsic resilience of the domestic economy, a large consumer base, and the vibrancy of local markets will likely continue to shield India's business climate from the vagaries of global turbulence. A thriving startup ecosystem, rising public participation in the stock market, and India's growing economic influence globally are creating ideal conditions for travel management companies and OTAs to expand their corporate travel market share. Will Indian TMCs and OTAs call it game, set, and match? Time will tell!



Methodology

This report sizes the Indian travel market by an immensely complex demand side, unlike the usual supply side methodology. Demand side market sizing allows us to factor in the contributions of the foreign international carriers that still provide more than half of the Indian airlift and air GBV, making it the only pertinent methodology. The sizing covers all domestic and outbound bookings made by Indian travelers, as well as inbound travelers visiting India.

The gross booking value (GBV) in four core travel categories—air, hotel, rail, and intercity bus travel—provides a microscopic view of the total travel market opportunity.

The following methodology was used to assess the GBV for each travel category:

1. **Air:** The air market sizing aims to assess the demand side potential of India's commercial aviation market, including all domestic, inbound, and outbound traffic.
2. **Hotels:** Hotel gross bookings are based on room revenue generated by all hotel room supply located in India, including chain hotels, budget hotel aggregators as well as independent supply. Moreover, the hotel sizing also accounts for all accommodations booked by Indian outbound travelers.
3. **Rail:** Total rail market represents non-commuter passenger revenue of Indian Railways, including all reserved and unreserved passenger classes. Online rail bookings include all bookings made via IRCTC including their website/app, B2C channel (OTAs) and other indirect channels.
4. **Intercity Bus:** Estimates for Intercity bus market are based on routes/services operated by both private bus operators and SRTCs, connecting cities/towns that are typically 150+ kilometres apart. These services have a fixed schedule and/or stops and are discoverable online. All routes/services that ply on intra-city (within same city or suburbs) or connect cities/towns to adjoining towns/villages, usually have flexible schedules/stops, and are not discoverable online, are excluded from this sizing.
5. **Alternate accommodation:** VIDEC has conducted the first-ever alternate accommodation market sizing, which is also emerging as the fastest growing lodging market. The alternate accommodation market includes bookings made by rental travelers for accommodation, such as homes, villas, bungalow, apartments, shared spaces/rooms.



VIDEC developed market sizing estimates for alternate accommodation category through analysis of various third-party data sources, including company earnings, industry interviews, various analyst reports, analytics firms tracking the private accommodation marketplace as well as its own proprietary research. Moreover, VIDEC conducted in depth interviews with home rental aggregators and online travel agencies to gather qualitative insights on the alternate accommodation marketplace.

6. **Corporate Travel:** VIDEC sized the India corporate travel market based on its own proprietary research VIDEC's India Travel Market Opportunity Study, FY22-FY27, exhaustive executive interviews with corporate travel buyers, suppliers, OBT and technology providers and leading OTAs. Moreover, VIDEC analysed the earnings of NSE 500 companies, around 5,000 publicly listed companies and select private limited companies for their travel spend.

   Additionally, VIDEC created a second layer of nearly 250k private enterprises (companies, LLPs, and firms) with profit before tax (called gross total income as per ITR statistics) of over ₹2.5Mn ($30k), constituting the target pool for corporate travel market. VIDEC's corporate travel market sizing is conservative by design.

The total market is segmented into following distribution channels:

1. Online gross booking value (GBV) is generated via consumer-facing websites and apps that sell directly to consumers, including online supplier-direct (website and app) and online travel agencies (OTA).
2. OTA GBV is arrived using a demand side top-down approach for each supplier category. The OTA benchmarking numbers may have variance with the published IR/guidance by OTAs and/or suppliers.
3. Offline GBV includes those made by consumers directly with the suppliers via phone, walk-ins and/or supplier reservation systems and offline distribution channels including traditional travel agencies, authorized agents et al.

VIDEC conducted over 60 exhaustive interviews with suppliers, intermediaries, and travel technology providers. All the guidance and insights are anonymized and are used in aggregation. No attribution is being made at an individual or company level.

All financial information has been sourced from publicly available financial reports or company interviews. Estimates and projections are based on various third-party data sources, including tourism board visitor arrival/departure data, government statistics, MIDT data, executive interviews, economic indicators, market trends, and VIDEC analysis.

Data is actual for FY22-FY24 and projected for FY25-FY27. In selected cases for FY24, estimates are arrived at based on the first three-quarters of the reported gross bookings (April-December 2023), combined with projections for the final quarter (January-March 2024). Totals in charts and figures do not always equal 100% due to rounding.

Market sizing is presented in Indian rupee (₹) as well as US dollars (US$), using applicable average currency exchange rates for respective years as noted below. None of the sizing data is adjusted for inflation.

US$1 = ₹	FY22	FY23	FY24	FY25-27
	74.52	79.98	82.58	82.58

Appendix

Table 01: NSE 500 Companies—Top Industries by Travel Spend ($Mn)			
Industry	**FY20**	**FY24**	**Change, FY24 vs. FY20**
Information Technology	1,804	1,241	-31%
Automobile and Auto Components	631	510	-19%
Healthcare	435	598	37%
Oil Gas and Consumable Fuels	406	400	-1%
Financial Services	377	446	18%
Capital Goods	249	305	22%
Construction	221	267	21%
Construction Materials	219	257	17%
Chemicals	187	191	2%
Fast Moving Consumer Goods	170	477	181%
Metals and Mining	159	270	70%
Consumer Durables	96	142	48%

Top 500 companies listed on National Stock Exchange (NSE). Travel spend refers to expenses incurred by a company for transportation, lodging, and other costs related to business travel. Total corporate travel market constitutes business travel spend of ~5,000 publicly listed companies and around 250k private entities (companies, LLPs and firms).
3constant currency basis, i.e., after excluding rupee depreciation.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

Table 02: NSE 500 Companies—Industry Categories with Highest Travel Spend, FY24 Indexed to FY20			
Industry	**Revenue[1]**	**Travel Spend[2]**	**FY24 Travel Spend ($Mn)**
Information Technology	1.4x	0.7x	1,241
Healthcare	1.3x	1.4x	598
Automobile and Auto Components	1.5x	0.8x	510
Fast Moving Consumer Goods	1.3x	2.8x	477
Financial Services	1.5x	1.2x	446
Oil Gas and Consumable Fuels	1.4x	1.0x	400
Capital Goods	1.5x	1.2x	305
Metals and Mining	1.6x	1.7x	270
Construction	1.3x	1.2x	267
Construction Materials	1.4x	1.2x	257

[1] Revenue refers to the total earnings that a company generates from its core business activities. [2] Travel spend refers to expenses incurred by a company for transportation, lodging, and other costs related to business travel.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

Table 03: NSE 500 Companies—Industry Categories with Fastest Growth in Travel Spend, FY24 Indexed to FY20			
Industry	**Revenue[1]**	**Travel Spend[2]**	**FY24 Travel Spend ($Mn)**
Fast Moving Consumer Goods	1.3x	2.8x	477
Metals and Mining	1.6x	1.7x	270
Consumer Durables	1.4x	1.5x	142
Realty	1.0x	1.4x	24
Healthcare	1.3x	1.4x	598

[1] Revenue refers to the total earnings that a company generates from its core business activities. [2] Travel spend refers to expenses incurred by a company for transportation, lodging, and other costs related to business travel.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27

Table 04: NSE 500 Companies—Industry Categories with Subdued Growth in Travel Spend, FY24 Indexed to FY20			
Industry	**Revenue[1]**	**Travel Spend[2]**	**FY24 Travel Spend ($Mn)**
Media Entertainment & Publication	1.3x	0.5x	21
Information Technology	1.4x	0.7x	1,241
Automobile and Auto Components	1.5x	0.8x	510
Diversified	1.4x	0.8x	21
Textiles	1.3x	0.9x	34
Oil Gas and Consumable Fuels	1.4x	1.0x	400
Chemicals	1.4x	1.0x	191

[1] Revenue refers to the total earnings that a company generates from its core business activities. [2] Travel spend refers to expenses incurred by a company for transportation, lodging, and other costs related to business travel.
Source: VIDEC's India Travel Market Opportunity Study, FY22-FY27



Table 05: NSE 500 Companies—Growth in Revenue and Travel Spend by Industry, FY24 Indexed to FY20		
Industry	**Revenue[1]**	**Travel Spend[2]**
Information Technology	1.4x	0.7x
Healthcare	1.3x	1.4x
Automobile and Auto Components	1.5x	0.8x
Fast Moving Consumer Goods	1.3x	2.8x
Financial Services	1.5x	1.2x
Oil Gas and Consumable Fuels	1.4x	1x
Capital Goods	1.5x	1.2x
Metals and Mining	1.6x	1.7x
Construction	1.3x	1.2x
Construction Materials	1.4x	1.2x
Chemicals	1.4x	1x
Consumer Durables	1.4x	1.5x
Power	1.4x	1.1x
Telecommunication	1.3x	1.1x
Services	1.3x	0.9x
Consumer Services	1.9x	1.2x
Textiles	1.3x	0.9x
Realty	1x	1.4x
Diversified	1.4x	0.8x
Media Entertainment and Publication	1.3x	0.5x
Forest Materials	1.5x	1.1x
Total	**1.4x**	**1x**

[1] Revenue refers to the total earnings that a company generates from its core business activities. [2] Travel spend refers to expenses incurred by a company for transportation, lodging, and other costs related to business travel.
Source: Company earnings reports, VIDEC's India Travel Market Opportunity Study, FY22-FY27



VIDEC Consultants Private Limited
Contact: virendra.jain@videc.co
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